Filed Pursuant to Rule 424(b)(3)

Registration Statement No. 333-293952

Prospectus Supplement No. 2

(To Prospectus dated March 9, 2026)

Up to 42,307,692 American Depositary Shares Representing up to 1,057,692,300 Class A Ordinary Shares

Yimutian Inc.

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated March 9, 2026 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-293952), as amended and supplemented. The Prospectus relates to the resale, from time to time, up to 42,307,692 American depositary shares (the “ADSs”), representing 1,057,692,300 Class A ordinary shares, par value of US$0.00001 per share, of Yimutian Inc. (the “Company”) issuable upon the conversion or otherwise pursuant to the terms of up to an aggregate principal amount of US$10,000,000 of senior convertible promissory note (the “Notes”) issued or issuable to the selling shareholder named in the Prospectus (the “Selling Shareholder”), pursuant to the terms of that certain securities purchase agreement, dated as of December 8, 2025 (the “Securities Purchase Agreement”), by and between the Company and the Selling Shareholder, from time to time and upon the terms and conditions thereof (assuming full conversion of the Notes and interest payments made in ADSs at a price of US$0.26 per share, the current floor price of the Initial Note). Each ADS represents twenty-five (25) Class A ordinary shares.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ADSs are listed on the Nasdaq Global Market (“Nasdaq”) under the trading symbol “YMT”. On March 25, 2026, the closing price for our ADSs on Nasdaq was US$0.21 per ADS.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 28 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 26, 2026.

Resignation of Independent Director

Junchen Sun, an independent director of the Company’s board of directors (the “Board”), has resigned from the Board, effective March 17, 2026.

Mr. Sun’s decision to resign is due to personal reasons. The Company and the Board would like to thank Mr. Sun for his service and contributions to the Company during his tenure on the Board.

The Nominating and Corporate Governance Committee of the Board will oversee the process for identifying a potential replacement, and the Company will make appropriate disclosures in accordance with applicable law and the rules of the U.S. Securities and Exchange Commission and the listing standards of Nasdaq.

Updates on Financing Plan

The Company’s previously announced private placement of up to US$30.0 million of senior convertible promissory notes with an institutional investor (the “Convertible Notes”) remains in effect in accordance with its terms. The initial closing of US$3.37 million was completed in December 2025, and the Company expects to conduct additional closing(s) under that facility, subject to customary closing conditions.

In addition, after further evaluating current market conditions, its capital structure and expected financing costs, the Company has decided not to proceed with the proposed follow-on public offering contemplated by its registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 23, 2026. The Company intends to request withdrawal of that registration statement and terminate the proposed offering. No securities have been sold pursuant to that registration statement.

For the avoidance of doubt, the Company’s separate resale registration statement on Form F-1 filed with the SEC on March 2, 2026 and declared effective by the SEC on March 5, 2026 in connection with ADSs issuable upon conversion of the Convertible Notes is distinct from the proposed public offering described above and is not the subject of the proposed withdrawal.

The Company believes that maintaining flexibility under its existing private financing arrangement, while discontinuing the proposed public offering at this time, is the more prudent course in light of prevailing market conditions and the Company’s current capital planning priorities.

The Company will continue to evaluate financing alternatives and other capital planning initiatives to support its long-term growth, liquidity position and shareholder value.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any securities, nor shall there be any sale of any securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Second Closing of US$1.5 million of Senior Convertible Promissory Note

On March 25, 2026, Yimutian Inc. (the “Company”) issued and sold to a certain institutional investor (the “Investor”) a Note in the original principal amount of $1,500,000 (the “Second Note”). The Second Note was part of the transactions contemplated under the securities purchase agreement (the “Securities Purchase Agreement”) entered into between the Company and the Investor on December 8, 2025, pursuant to which the Company agreed to issue and sell up to an aggregate principal amount of US$30,000,000 senior convertible promissory note (the “Notes”), which are convertible into American depositary shares of the Company (“ADSs”), each representing 25 Class A ordinary shares of the Company, par value of US$0.00001 per share (the “Ordinary Shares”), as previously reported on the Company’s report of foreign private issuer on Form 6-K furnished with the Securities and Exchange Commission (the “SEC”) on December 9, 2025. The Company issued and sold a Note in the original principal amount of $3,370,000 (the “Initial Note”) on December 8, 2026.

In connection with the Notes, the Company filed a registration statement on Form F-1 to registered the resale of the ADSs on March 2, 2026, which was declared effective by the SEC on March 5, 2026. Upon satisfaction of certain other conditions, the Securities Purchase Agreement contemplates additional closings of up to $25,130,000 in aggregate principal amount of additional Notes.

Each Note will bear interest at a rate of 10% per annum. Interest is payable in arrears on the first calendar day of each calendar month, beginning January 1, 2026. Unless earlier converted, redeemed or extended, the Notes will mature on the one-year anniversary of their respective issuance dates. The holder of the Second Note may convert all, or any part, of the outstanding principal of the Second Note, together with accrued and unpaid interest, and any late charges thereon, at any time, at such holder’s option, into ADSs at the lower of (i) the conversion price, initially, $0.3299 per ADS (subject to adjustment including for anti-dilution events and proportional adjustment upon the occurrence of any share split or subdivision, share dividend, share consolidation or combination and/or similar transactions, recapitalization or similar event, and we refer to such conversion price as adjusted as the “Conversion Price”) and (ii) the Market Price (as defined in the Second Note) then in effect.

 A Note holder will not have the right to convert any portion of a Note, to the extent that, after giving effect to such conversion, the holder (together with certain of its affiliates and other related parties) would beneficially own in excess of 4.99% of the ADSs outstanding immediately after giving effect to such conversion (the “Beneficial Ownership Limitation”). However, a Note holder, upon notice to the Company, may increase or decrease the Beneficial Ownership Limitation, provided that the Beneficial Ownership Limitation in no event exceeds 9.99% of the ADSs outstanding immediately after giving effect to such conversion. Any increase in the Beneficial Ownership Limitation will not be effective until the sixty-first (61st) day after such notice is delivered to the Company.

The Initial Note and Second Note contain, and any other Notes will contain, customary affirmative and negative covenants, including certain limitations on issuance of indebtedness senior to the Notes, restriction on payment of cash dividend, asset transfers and changes in the business and transactions with affiliates. They also require us to maintain a balance of available cash in an aggregate amount no less than $500,000, as of the last calendar day of each successive six month period.

The Initial Note and Second Note contain, and any other Notes will contain, standard and customary events of default including but not limited to: (i) the suspension from trading or the failure to list our ADSs within certain time periods; (ii) failure to make payments when due under the Notes for a period of time; and (iii) bankruptcy or insolvency of the Company. The interest rate of any outstanding Notes will increase to an annual rate of 19% upon the occurrence of an Event of Default (as defined in the Notes).

The offer, issuance and sale of the Notes and the ADSs issuable upon conversion of the Notes was made in reliance upon the exemption from securities registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506(b) of Regulation D as promulgated by the SEC under the Securities Act.

A copy of the Securities Purchase Agreement, form of Note, and the Registration Rights Agreement are included as Exhibit 10.1 to 10.3 to the report of foreign private issuer on Form 6-K furnished with the SEC on December 9, 2025, and the foregoing description of the Securities Purchase Agreement, Notes and Registration Rights Agreement is qualified in its entirety by reference thereto.

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